Free Writing Prospectus

Filed Pursuant to Rule 433

Relating to the Preliminary Prospectus Supplement

dated July 9, 2020 to the Prospectus dated May 14, 2020

File No. 333-238256

$450,000,000

3.700% Senior Notes due 2031

Choice Hotels International, Inc.

July 9, 2020

Pricing Term Sheet

Issuer:	Choice Hotels International, Inc.

Expected Ratings (Moody’s / S&P)*	Baa3 / BBB-

Title of Securities:	3.700% Senior Notes due 2031 (the “Notes”)

Principal Amount:	$450,000,000

Maturity:	January 15, 2031

Interest Payment Dates:	January 15 and July 15 of each year, commencing January 15, 2021

Record Dates:	December 30 and June 30

Coupon:	3.700%

Public Offering Price:	99.494% of principal amount

Net Proceeds to Issuer (before expenses):	$444,798,000

Benchmark Treasury:	0.625% due May 15, 2030

Benchmark Treasury Price and Yield:	100-05 / 0.609%

Spread to Benchmark Treasury:	+315 basis points

Yield to Maturity:	3.759%

Optional Redemption:

Make-Whole Call:	Prior to October 15, 2030 at T+50 bps

Par Call:	On or after October 15, 2030 (three months prior to the maturity date of the Notes)

Trade Date:	July 9, 2020

Settlement Date:	July 23, 2020 (T+10)

CUSIP/ISIN:	169905 AG1/US169905AG19

Joint Book-Running Managers:	Wells Fargo Securities, LLC SunTrust Robinson Humphrey, Inc. J.P. Morgan Securities LLC U.S. Bancorp Investments, Inc. Fifth Third Securities, Inc. Goldman Sachs & Co. LLC

Co-Managers:	Barclays Capital Inc. BofA Securities, Inc. Capital One Securities, Inc. Deutsche Bank Securities Inc. PNC Capital Markets LLC

Capitalization:	The pro forma as adjusted column of the Capitalization table has been adjusted to assume the purchase of $180.0 million aggregate principal amount of the 2022 Notes in connection with the Tender Offer as a result of the upsize described herein.

*

A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time. Credit ratings are subject to change depending on financial and other factors.

The issuer has filed a registration statement (including a prospectus) and prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Wells Fargo Securities, LLC, Attn: WFS Customer Service, 608 2nd Avenue South, Suite 1000, Minneapolis, MN 55402, toll-free: (800) 645-3751, email: wfscustomerservice@wellsfargo.com, J.P. Morgan Securities LLC, telephone: (212) 834-4533 (collect call); or SunTrust Robinson Humphrey, Inc., 303 Peachtree Street, Atlanta, GA 30308 Attn: Prospectus Dept, (800) 685-4786, STRHdocs@SunTrust.com.

2